Mail Stop 3561

July 28, 2008

John W. Rowe
Chairman, President and Chief Executive Officer
Exelon Corporation
10 South Dearborn St.
Chicago, IL 60680-5379

      Re: Exelon Corporation
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 7, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 20, 2008
             File No. 001-16169

Dear Mr. Rowe:

      We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

                         Sincerely,

                         H. Christopher Owings
                         Assistant Director